UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated January 15, 2015: Dynagas LNG Partners LP Increases Quarterly Cash Distribution for the Quarter Ended December 31, 2014 by 8.3% to $0.4225 Per Unit.

This report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2015

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP INCREASES QUARTERLY CASH DISTRIBUTION FOR THE QUARTER ENDED DECEMBER 31, 2014 BY 8.3% TO $0.4225 PER UNIT

ATHENS, Greece – January 15, 2015 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of LNG carriers, today announced that its board of directors (the “Board”) has declared a quarterly cash distribution with respect to the quarter ended December 31, 2014 of $0.4225 per unit. This represents an 8.3% increase from the prior quarter’s distribution of $0.39 per unit and reflects the contribution to operating results for a full quarter of the Partnership’s 2013 built LNG carrier Yenisei River, which was acquired from Dynagas Holding Ltd., the Partnership’s sponsor, and delivered to the Partnership on September 25, 2014.

The cash distribution is payable on or about February 12, 2015 to unit holders of record as of February 5, 2015.

This further increase in the Partnership’s cash distributions corresponds to an estimated annualized cash distribution of $1.69 per unit, representing an aggregate increase in the Partnership’s cash distributions of 15.8% since its initial public offering in November 2013.  The Partnership’s management believes that this cash distribution increase is fully supported by the Partnership’s contract backlog.  As of the date hereof, the Partnership’s contract backlog was approximately $684.5 million and was attributable to revenues that the Partnership expects to generate from its fleet.  The Partnership calculates its contract backlog by multiplying the contracted daily rate by the minimum expected number of days committed under signed charters, excluding non-exercised options to extend and assuming full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the expected amounts, due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas LNG Partners consists of five LNG carriers, each of which has a carrying capacity of approximately 150,000 to 155,000 cbm.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674

Greece

Attention: Michael Gregos

Telephone: (011) 30 210 8917960

Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.